UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 001-33167-738

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Media Release dated December 13, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ G. A. (Drew) Fitch
Name:	G. A. (Drew) Fitch
Title:	Vice President, Finance and Chief Financial Officer

Date: December 14, 2010

Class Action Law Suits Filed Against SMART

Suits Filed in Southern District of New York

CALGARY, Alberta – December 13, 2010 – SMART Technologies Inc. (“SMART”) (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, announces that it has become aware of the filing of two putative class action law suits (“Suits”) in the United States District Court for the Southern District of New York on behalf of purchasers of shares of SMART in the July 2010 initial public offering of 38.8 million shares.

SMART believes that such Suits are without merit and is confident that SMART has complied with all applicable securities laws requirements. SMART intends to vigorously defend such Suits.

About SMART

SMART Technologies is a leading provider of collaboration solutions that transform the way the world works and learns. We believe that collaboration and interaction should be easy. As the global leader in interactive whiteboards, we bring more than two decades of collaboration research and development to a broad range of easy-to-use, integrated solutions that free people from their desks and computer screens, so collaborating and learning with digital resources are more natural.

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For more information, please contact:

Laurie Long

Senior Public Relations Specialist

SMART Technologies

Phone +1.403.407.5085

E-mail laurielong@smarttech.com

Web smarttech.com

© 2010 SMART Technologies. SMART, smarttech and the SMART logo are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

Please note that SMART is written in all capital letters.